UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                               PERCON INCORPORATED
                                (Name of Issuer)

                     Voting Common Stock, without par value
                         (Title of Class of Securities)

                                     71361E1
                                 (CUSIP Number)

                           Elizabeth J. McDonald, Esq.
                                 675 Basket Road
                             Webster, New York 14580

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                             Patrick G. Quick, Esq.
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202

                                November 9, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------                        ----------------------------------------------
                  CUSIP No. 71361E1                                                          Page 2 of 10 Pages
--------------------------------------------------------                        ----------------------------------------------
===== =========================================================================================================================
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PSC Inc.  - Employer Identification No. 16-0969362
===== =========================================================================================================================
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a)  |_|
                                                                                                                    (b)  |X|
===== =========================================================================================================================
  3   SEC USE ONLY

===== =========================================================================================================================
  4   SOURCE OF FUNDS
               OO
===== =========================================================================================================================
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

===== =========================================================================================================================
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York, USA
===================== --------- ===============================================================================================
                          7
      NUMBER OF                  SOLE VOTING POWER
        SHARES                            100
     BENEFICIALLY
                       --------- ===============================================================================================
      OWNED BY            8
                                 SHARED VOTING POWER
        EACH
                                          1,648,647*
      REPORTING
                       --------- ===============================================================================================
       PERSON             9
                                 SOLE DISPOSITIVE POWER
        WITH
                                          100
                       --------- ===============================================================================================
                          10     SHARED DISPOSTIVIE POWER
                                          0
===== =========================================================================================================================
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,648,747*
===== =========================================================================================================================
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             |_|
===== =========================================================================================================================
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               43.3%
===== =========================================================================================================================
  14  TYPE OF REPORTING PERSON*
               CO
===== =========================================================================================================================

*PSC INC. IS REPORTING BENEFICIAL OWNERSHIP OF THE SHARES OF COMMON STOCK REPORTED FOR CAUTIONARY PURPOSES SOLELY AS A RESULT OF THE VOTING AGREEMENTS DESCRIBED IN ITEM 3. PSC INC. EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1. Security and Issuer

     This Statement relates to the voting Common Stock, without par value ("Common Stock"), of Percon Incorporated, a Washington corporation ("Percon"). The address of Percon's principal executive offices is 1800 Millrace Drive, Eugene, Oregon 97403.

Item 2. Identity and Background

     (a) This Statement is filed on behalf of PSC Inc., a New York corporation ("PSC").

     (b) PSC's principal business address is 675 Basket Road, Webster, New York 14580.

     (c) PSC designs, manufactures and markets a broad line of laser and non-laser based handheld and fixed position bar code scanners, bar code engines, verifiers, integrated sortation and point-of-sale scanning and automated dimensioning systems for the worldwide automatic identification and data capture market. The names, business addresses, principal occupations and citizenship of the directors and executive officers of PSC are set forth in Annex A attached hereto and are incorporated herein by reference.

     (d) and (e) During the last five years, neither PSC nor, to the best of PSC's knowledge, any of its directors or executive officers listed in Annex A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of PSC's directors and executive officers is a United States citizen, except that Mr. Davis is a citizen of the United Kingdom, Dr. Volta is a citizen of Italy, and Mr. Ehrlich holds dual citizenship with the United States and Israel.

Item 3. Source and Amount of Funds or Other Considerations

The consideration PSC delivered in acquiring rights in substantially all of the Common Stock to which this Statement relates arises out of the following: On November 9, 1999, Percon, PSC and West Acquisition Corp., a Washington corporation and wholly owned subsidiary of PSC ("Newco"), entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which Newco will be merged with and into Percon (the "Merger") and, upon the effective time of the Merger, each issued and outstanding share of Common Stock not owned directly or indirectly by PSC or Percon will be converted into the right to receive Fifteen Dollars ($15) in cash. Concurrently with the execution of the Merger Agreement, as an inducement to PSC to incur the expenses associated with the Merger, Michael P. Coughlin, the Coughlin Family Limited Partnership (an affiliate of Mr. Coughlin), Arlen I. Prentice, the Prentice Family Partnership (an affiliate of Mr. Prentice), Andy J. Storment and Storment Investments LLC (an affiliate of Mr. Storment) (collectively, the "Shareholders") entered into voting agreements (the "Voting Agreements") with PSC. In his or its respective Voting Agreement, each Shareholder agreed to vote all of the shares of Common Stock that such Shareholder beneficially owned (whether currently owned or subsequently acquired) (a) in favor of the Merger and the approval and adoption of the Merger Agreement at every meeting of shareholders of Percon at which such matters are considered and at every adjournment or postponement thereof and (b) against certain transactions that would impede, interfere with, delay, postpone or discourage the Merger at every meeting of shareholders of Percon at which such matters are considered and at every adjournment or postponement thereof.

If the Merger is consummated, then PSC will essentially acquire all of the outstanding shares of Common Stock, including those that are the subject of the Voting Agreements, using its working capital and through other sources, including borrowings.

Item 4. Purpose of Transaction

PSC acquired the rights it has in the Common Stock subject to the Voting Agreements to make more likely the consummation of the Merger. If the Merger is consummated, then PSC will own the entire equity interest in Percon.

The Merger, which the Board of Directors of each of the constituent companies approved, is expected to close promptly after all of the conditions to the consummation of the Merger, including obtaining all applicable regulatory approvals, are fulfilled or waived.

Except as set forth in this Item 4, PSC has no plans or proposals that would relate to or result in any of the events or effects described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D of the Act prior to PSC's acquisition of the entire equity interest in Percon.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of outstanding shares of Common Stock to which this Statement relates is 1,648,747 shares of Common Stock representing 43.3% of the 3,807,711 shares of Common Stock that Percon represented to PSC as outstanding as of November 9, 1999. The Voting Agreements relate to an aggregate of 1,648,647 of such shares or approximately 43.3% of the outstanding Common Stock. PSC expressly disclaims beneficial ownership of the Common Stock to which the Voting Agreements relate.

To the knowledge of PSC, none of the directors and executive officers of PSC beneficially owns any Common Stock.

Each of the following Shareholders has represented in its respective Voting Agreement that he or it beneficially owns the number of shares of Common Stock noted as to him or it: (i) Michael P. Coughlin - 4,891 shares; (ii) the Coughlin Family Limited Partnership - 629,075 shares; (iii) Arlen I. Prentice - 364,890 shares; (iv) Prentice Family Partnership - 15,500 shares; (v) Andy J. Storment - 434,291 shares; (vi) Storment Investments LLC - 200,000 shares. Such individuals may also beneficially own the shares of Common Stock that the entity that bears such individual's name owns. PSC disclaims membership in a group with such persons.

(b) PSC has sole voting and dispositive power with respect to 100 shares of Common Stock. PSC has the rights set forth in the Voting Agreements relating to the voting of the Common Stock to which the Voting Agreements relate. PSC has no dispositive power in respect of the Common Stock to which the Voting Agreements relate. PSC has no other information concerning voting or dispositive power in respect of the Common Stock to which the Voting Agreements relate.

(c) Other than its execution of the Merger Agreement and the Voting Agreements, PSC did not effect any transactions in Common Stock during the past sixty days. To the knowledge of PSC, none of the directors and executive officers of PSC effected any transactions in Common Stock during the past sixty days. Other than their execution of their respective Voting Agreements, PSC has no information concerning any transactions in Common Stock during the past sixty days by parties to Voting Agreements other than PSC.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Each of the Shareholders has entered into a Voting Agreement with PSC. In addition, PSC has entered into the Merger Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger, dated as of November 9, 1999, by and among Inc., Percon Incorporated and West Acquisition Corp.

Exhibit 99.2 Form of Voting Agreement between PSC, Inc. and each of Michael P. Coughlin, the Coughlin Family Limited Partnership, Arlen I. Prentice, the Prentice Family Partnership, Andy J. Storment and Storment Investments LLC

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                  Date:  _______________, 1999


                 PSC Inc.

                 By:
                 Name:
                 Title:

                                     ANNEX A

     Set forth below is the name, business or residence address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PSC. Each of the directors and executive officers of PSC is a citizen of the United States. If no address is given, the director's or executive officer's business address is 675 Basket Road, Webster, New York 14580. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with PSC.

Name                       Present Principal Occupation or Employment & Address

Directors of PSC

Robert S. Ehrlich          Chairman of the Board PSC Inc.

Jack E. Rosenfeld          President and Chief Executive Officer, Potpourri
                           Collection, Inc. (a consumer catalog company in Medfield, Massachusetts)

Robert C. Strandberg       President and Chief Executive Officer, PSC Inc.

Dr. Romano Volta           President of the Board of Directors of Hydra S.p.A.,
                           an Italian corporation (an industrial real estate holding company)

Donald K. Hess             Vice President Emeritus, University of Rochester,
                           Rochester, New York

James C. O'Shea            Chairman of the Board and Chief Executive Officer,
                           Bioject Medical Technologies, Inc.(a medical device manufacturer of needle-free injection systems in Portland, Oregon)

Justin L. Vigdor           Partner, Boylan, Brown, Code, Fowler, Vigdor &
                           Wilson, LLP, (a law firm in Rochester, New York)

Dr. Jay M. Eastman         President,  Chief Executive  Officer,  Lucid, Inc.
                           (a company that designs and manufactures custom electro-optical instrumentation for application in fields such as desktop publishing and medical diagnosis located in Rochester, New York)

Thomas J. Morgan           Director of In Touch Massage Center, Inc. (a woman's
                           fitness studio in Seal Beach, California)

Bert W. Wasserman          Director of several  investment  companies  in the
                           Dreyfus  Family of Funds,  Malibu  Entertainment
                           International, Inc., Winstar Communications, Inc.
                           and Lillian Vernon Corporation

Executive Officers of PSC

Robert C. Strandberg       President and Chief Executive Officer

Charles E. Biss            Vice President, Verification

Cecil F. Bowes             Vice President , Sales - The Americas, Asia Pacific

Nigel P. Davis             Vice President, Sales - Europe, Middle East, Africa

G. William Hartman         Vice President, Automation

Dennis T. Hopwood          Vice President, Human Resources

Linda J. Miller            Senior Vice President, Marketing

William L. Parnell, Jr.    Senior Vice President, Operations

Brad R. Reddersen          Vice President, Chief Technology Officer

Matt D. Schler             Vice President, Engineering and Product Development

Michael J. Stachura        Vice President, Finance

Roger D. Tedford           Vice President, Chief Information Officer

G. Lloyd West              Senior Vice President, Worldwide Sales

William J. Woodard         Vice President, Chief Financial Officer and Treasurer

                                  Schedule 13D
                                    PSC Inc.

                                  Exhibit Index


Exhibit

Exhibit 99.1 Agreement and Plan of Merger, dated as of November 9, 1999, by and among PSC Inc., Percon Incorporated and West Acquisition Corp.

Exhibit 99.2 Form of Voting Agreement between PSC, Inc. and each of Michael P. Coughlin, the Coughlin Family Limited Partnership, Arlen I. Prentice, the Prentice Family Partnership, Andy J. Storment and Storment Investments LLC